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
[FLAG] Industry Canada    Industrie Canada             ELECTRONIC TRANSACTION         RAPPORT DE LA TRANSACTION
                                                              REPORT                          ELECTRONIQUE
       Canada Business    Loi canadienne sur les
       Corporations Act   societes par actions         NOTICE OF DIRECTORS                     LISTE DES
                                                        OR NOTICE OF CHANGE             ADMINISTRATEURS OU AVIS
                                                           OF DIRECTORS                      DE CHANGEMENT
                                                       (SECTIONS 106 AND 113)             DES ADMINISTRATEURS
                                                                                         (ARTICLES 106 ET 113)
Processing Type - Mode de traitement:      E-Commerce
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 1.   Name of Corporation - Denomination de la societe                 2.   Corporation No. - No de la societe
 ImagicTV Inc.                                                                             345065-1

                                                                             Business No. - No d'entreprise
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 3.   The following persons became directors of this corporation:
      Les personnes suivantes sont devenues administrateurs de la presente societe:

                         Effective Date                                                            Resident Canadian  Y/N
 Name - Nom        Date d'entree en vigueur    Residential Address - Adresse domiciliaire          Resident canadien  O/N
 G. REID PARKER           2002/06/27           119 ROBIN HOOD LANE QUISPAMSIS, NEW BRUNSWICK CANADA                     Y
                                               E2E 1G2

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 4.  The following persons ceased to be directors of this corporation:
     Les personnes suivantes ont cesse d'etre administrateurs de la presente societe:

                            Effective Date
Name - Nom            Date d'entree en vigueur  Residential Address - Adresse domicilaire
ROBERT E NEAL                2002/06/27         16 RIVERCREST DR. GONDELA POINT, NEW BRUNSWICK CANADA
                                                E2E 1W3
JOE C CULP                   2002/06/27         5 HEDGE LANE AUSTIN, TEXAS U.S.A 78746

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5. The directors of this corporation now are:
   Les administrateurs de la presente societe sont maintenant:

                                                                                          Resident Canadian Y/N
Name - Nom                Residential Address - Adresse domiciliaire                      Resident canadien O/N

PETER JOLLYMORE           29 HOLIDAY DRIVE ROTHESAY, NEW BRUNSWICK CANADA E2H 1E3                            Y
GERALD L. POND            15 LARSEN DRIVE ROTHESAY, NEW BRUNSWICK CANADA E2H 2V4                             Y
TERENCE H. MATTHEWS        3 OAKES WOOD LANE KANATA, ONTARIO CANADA K3K 2B3                                  Y
MARCEL LEBRUN             22 WESBETT STREET FREDERICTON, NEW BRUNSWICK CANADA E3B 7H4                        Y
CAREY DIAMOND             35 MILLBANK AVENUE TORONTO, ONTARIO CANADA M5P 1S4                                 Y
GREGORY ALLEMANN          2804 TRAILVIEW MESA COVE AUSTIN, TEXAS U.S.A 78746                                 N
TIMOTHY HEMBER            17 DARTMOOR DRIVE KANATA, ONTARIO CANADA K2L IRO                                   Y
G. REID PARKER            119 ROBIN HOOD LANE QUISPAMSIS, NEW BRUNSWICK CANADA E2E 1G2                       Y
PATRICK SMITH             816 W. 62/ND/ STREET, KANSAS CITY, MO U.S.A. 64113                                 N


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Date            Name - Nom                   Signature                        Capacity of - en qualite de
2002/07/05      TO-LINH HUYNH                                                 AGENT
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                                                                          Canada